Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 21, 2011

DATE, TIME AND PLACE:  On February 21, 2011 at 3:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Having examined the account statements with respect to the fiscal year ending December 31, 2010, “ad referendum” of the General Meeting and pursuant to sub-item 13.2 of the Bylaws, the Directors decided:

1)
to declare complementary interest on capital for the fiscal year 2010 equivalent to R$0.3818 per share, to be paid on March 14, 2011, based upon the shareholding position at the close of business on March 4, 2011 and with retention of 15% withholding tax at source, resulting in net interest of R$0.32453 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption;

2)
further, on March 14, 2011, to pay interest on capital declared by this Board of Directors at its meeting on December 10, 2010, equivalent to R$0.2150 per share, with retention of 15% withholding tax at source, resulting in net interest of R$0.18275 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 30, 2010 based upon the shareholding position at the close of business on December 30, 2010, as already notified;

3)	thus, stockholders with shares since December 30, 2010 shall receive interest on capital as follows:
Meeting of the Board of Directors	IOC (*) to be paid on March 14, 2011
Declared on December 10, 2010	R$0.18275 per share
Declared on February 21, 2011	R$0.32453 per share
Total	R$0.50728 per share
(*) interest on capital, after 15% income tax withheld at source.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted, and having been read and approved, were signed by all. São Paulo (SP), February 21, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF 2.21.2011 OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer